Re:	AU Optronics Corp. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-31335
September 2, 2010

Mr. Brian Cascio, Accounting Branch Chief
Ms. Leigh Ann Schultz
Ms. Kristin Lochhead
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Reference is made to the letter received from the Staff of the Securities and Exchange Commission dated August 24, 2010 regarding the Form 20-F for the fiscal year ended December 31, 2009 of AU Optronics Corp. (the “Company”). Set forth below are the Company’s responses to the comments raised by the Staff.  The comments are repeated below in italics and followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2009

Note 2.  Summary of Significant Accounting Policies, page F-15

(g) Cash equivalents and restricted cash in bank, page F-17/ F-27

1.  We refer to your response to prior comment 9.  In future filings please revise your disclosure to clearly indicate that your cash equivalents include reverse repurchase agreement and, consistent with the information included in the first bullet to your response, disclose a brief description of the transactions, your business reasons for undertaking them and how you account for and record the transactions in your financial statements.

Response

In response to the Staff’s comment, we will describe the transactions and business reasons for undertaking the reverse repurchase agreement to the effect set forth below.

On page F-17: (g) Cash equivalents and restricted cash in bank:

The Company enters into reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds for short-term liquidity-management purposes.  The assets which the Company obtains control of under the RRP agreement represent securities that serve as collateral for the Company’s cash purchase until the Company resells the securities for a specified price.  The terms of these securities are typically within a period of less than one month from the purchase date. Under both ROC GAAP and US GAAP, the difference between the cost and the resale price for these RRP arrangements is recorded as interest income between the purchase date and the resale date, and no capital gains or losses are recognized.  Due to the highly liquid nature of such RRP agreements, the Company considers to record these assets under cash equivalents.

On page F-27: 3. Cash and Cash Equivalents:

The Company entered into reverse repurchase agreements (“RRP”) with reputable securities firms or banks in Taiwan covering government and quasi-government bonds with sell-back dates typically within a period of less than one month from the purchase date. These bonds yielded interest at rates ranging from 0.3% to 1.2% and 0.11% to 1.88% in 2008 and 2009, respectively.

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If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-3-500-8800; Fax: 886-3-564-3370) or Alfred Wei/Kenneth Bunce of KPMG (Tel: 886-3-579-9955; Fax: 886-3-563-2277).

Sincerely yours, AU Optronics Corp.

By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

cc:	Show-Mao Chen, Esq. Davis Polk & Wardwell LLP Alfred Wei KPMG Taiwan Kenneth Bunce KPMG USCMG UK